Exhibit 2

FOR IMMEDIATE RELEASE	23 July 2012

WPP PLC (“WPP”)

WPP Digital acquires majority stake in Acceleration, a leading marketing technology solution group

WPP announces that WPP Digital has acquired a majority stake in Acceleration Holdings Ltd in Guernsey and Acceleration eMarketing (Pty) Limited in South Africa, the holding companies of Acceleration, a leading marketing technology solutions group (“Acceleration”).

Founded in 1999, Acceleration has offices in Buenos Aires, Cape Town, Dubai, Johannesburg, London and New York and employs 148 marketing technologists. Acceleration helps its clients architect, implement and orchestrate digital marketing and publishing technologies to enhance their digital business initiatives. Acceleration’s clients include Celebrity Cruises, The Economist, South African Tourism and UEFA.

Acceleration’s combined audited revenues for the year ended 31 December 2011 were US$16.8 million, with gross assets of US$7.1 million as at the same date.

This investment continues WPP’s strategy of investing in digital capabilities. WPP’s digital revenues currently total almost US$4.8 billion, representing over 30% of the Group’s total revenue of US$16 billion. WPP has set a target of 35-40% of revenue derived from digital in the next five years.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204